## Computation of Ratios of Earnings to Fixed Charges

| UNAUDITED (THOUSANDS, EXCEPT RATIOS) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Earnings from continuing operations | $ 113,832 | $ 84,673 | $ 64,828 | $ 59,081 | $ 52,202 |
| Income taxes | 27,956 | 29,613 | 33,059 | 37,495 | 27,691 |
| Earnings from continuing operations before income taxes | $ 141,788 | $ 114,286 | $ 97,887 | $ 96,576 | $ 79,893 |
| Fixed charges: | | | | | |
| Interest, long-term debt | $ 51,636 | $ 32,903 | $ 33,138 | $ 24,583 | $ 26,909 |
| Interest, other (including interest on short-term debt) | 13,397 | 8,408 | 4,662 | 2,431 | 984 |
| Amortization of debt expense, premium, net | 1,892 | 1,399 | 1,295 | 1,482 | 1,797 |
| Portion of rentals representative of an interest factor | 523 | 558 | 506 | 283 | 267 |
| Total fixed charges | $ 67,448 | $ 43,268 | $ 39,601 | $ 28,779 | $ 29,957 |
| Earnings from continuing operations before income taxes | $ 141,788 | $ 114,286 | $ 97,887 | $ 96,576 | $ 79,893 |
| Total fixed charges from above | 67,448 | 43,268 | 39,601 | 28,779 | 29,957 |
| Earnings from continuing operations before income taxes and fixed charges | $ 209,236 | $ 157,554 | $ 137,488 | $ 125,355 | $ 109,850 |
| Ratio of earnings to fixed charges | 3.10 x | 3.64 x | 3.47 x | 4.36 x | 3.67 x |